April 13, 2011
By Facsimile and EDGAR
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Targa Resources Corp. Registration Statement on Form S-1 (as amended) File No. 333-173262
Dear Mr. Owings:
On behalf of Targa Resources Corp. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m. (Washington, D.C. time) on April 18, 2011, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission in its letter dated April 12, 2011, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This request has also been transmitted via EDGAR.

Very truly yours, Targa Resources Corp.
By:	/s/ Paul W. Chung
	Name:	Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary